SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026 (Report No. 3)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

In connection with the Notice of a 2026 Special General Meeting of Shareholders and Proxy Statement for the 2026 Special General Meeting of Shareholders of NICE Ltd. (the “Meeting”, “Proxy Statement” and the “Company”, respectively), which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on April 23, 2026, and with the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on April 30, 2026, the Company hereby announces that the proposed Company’s Compensation Policy for executive officers and directors, which was attached to the Proxy Statement as Exhibit B (the “Original Proposed Policy”), is hereby replaced with the proposed Compensation Policy for executive officers and directors attached to this Form 6-K as Exhibit 99.1, which shall constitute Exhibit B of the Proxy Statement (the “Revised Proposed Policy”) and the Proxy Statement shall be deemed to be revised accordingly.

The Company notes that the Revised Proposed Policy, attached hereto as Exhibit 99.1 reflects changes accommodating feedback received from investors as part of ongoing communications. The revisions presented in the Revised Proposed Policy are presented in comparison to the Company’s current effective compensation policy for executive officers and directors which shall expire on July 17, 2026 (the “Current Policy”).

In order to ensure that shareholders have adequate time to review the amended terms of the Revised Proposed Policy, the Company hereby further announces that the Meeting, previously scheduled for Tuesday, June 2, 2026 at 3:00 p.m. (Israel time) at the Company’s registered offices, has been updated, to Tuesday, June 9, 2026, at the same time and place.

The record date for determining the eligibility to receive notice of, participate in, and vote at the Meeting remains April 30, 2026.

Shareholders who have already submitted proxy cards or voting instructions need not take any further action, and their previously submitted instructions will remain valid for the Meeting, unless duly revoked or modified prior to the applicable cut-off date. The cut-off date for voting via the electronic voting system of the Israel Securities Authority and for submitting proxy cards is 48 hours prior to the Meeting (i.e., June 7 at 3:00 p.m. (Israel Time)). For holders of the Company’s American Depositary Shares, the cut-off date for submitting voting instructions is Friday, June 5, 2026, until 9:00 a.m. (New York time).

If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Tuesday, June 16, 2026, at the same time and place.

All other details regarding the Meeting previously published, including the Meeting’s agenda, remain unchanged.

EXHIBIT INDEX

The following document is attached hereto and incorporated by reference herein:

99.1 Compensation Policy for executive officers and directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Alon Levy Title: Vice President, General Counsel and Corporate Secretary Dated: May 18, 2026